Schedule 13G                                      Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 34  )

AIR PRODUCTS & CHEMICALS INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

009158106
(CUSIP NUMBER)

December 31, 2023
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:
[x]  Rule 13d - 1(b)
     Rule 13d - 1(c)
     Rule 13d - 1(d)

Schedule 13G                                      Page 2 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Mutual Automobile Insurance Company
37-0533100

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          7,018,600

6. Shared Voting Power        55,897

7. Sole Dispositive Power     7,018,600

8. Shared Dispositive Power   55,897

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   7,074,497

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    3.18 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 3 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Life Insurance Company
37-0533090

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          236,500

6. Shared Voting Power        11,616

7. Sole Dispositive Power     236,500

8. Shared Dispositive Power   11,616

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   248,116

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.11 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 4 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Life & Accident Assurance Co.
37-0805091

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          0

6. Shared Voting Power        2,158

7. Sole Dispositive Power     0

8. Shared Dispositive Power   2,158

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   2,158

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.00 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 5 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Fire and Casualty Company
37-0533080

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          1,701,200

6. Shared Voting Power        12,596

7. Sole Dispositive Power     1,701,200

8. Shared Dispositive Power   12,596

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   1,713,796

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.77 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 6 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Investment Management Corp.

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power           0

6. Shared Voting Power        1,059,700

7. Sole Dispositive Power      0

8. Shared Dispositive Power   1,059,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   1,059,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.48 %

12. Type of Reporting Person
    IA

Schedule 13G                                      Page 7 of 11 Pages

CUSIP No. 009158106

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Insurance Companies Employee Retirement Trust
36-6042145

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          3,345,690

6. Shared Voting Power        10,323

7. Sole Dispositive Power     3,345,690

8. Shared Dispositive Power   10,323

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   3,356,013

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    1.51 %

12. Type of Reporting Person
    EP

Schedule 13G                                      Page 8 of 11 Pages

Item 1(a) Name of Issuer:
AIR PRODUCTS & CHEMICALS INC

Item 1(b) Address of Issuer's Principal Executive Offices:
7201 HAMILTON BOULEVARD
ALLENTOWN, PA  18195-1501

Item 2(a) Name of Person(s) Filing:
State Farm Mutual Automobile Insurance

Item 2(b) Address of Principal Business Office:
One State Farm Plaza
Bloomington, IL  61710

Item 2(c) Citizenship or Place of Organization:
Illinois

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number:009158106

Item 3: This schedule is being filed in accordance with 240.13d-1(b). See Exhibit A attached.

Item 4(a). Amount Beneficially Owned: 13,454,280 shares

Item 4(b). Percent of Class: 6.05 % pursuant to Rule 13d-3(d)(1).

Item 4(c). Number of shares as to which the person has:
      (i) Sole Power to vote or to direct the vote: 12,301,990
      (ii) Shared power to vote or to direct the vote: 1,152,290
      (iii) Sole Power to dispose or to direct disposition of: 12,301,990
      (iv) Shared Power to dispose or to direct disposition of: 1,152,290

Item 5: Ownership of Five Percent or Less of a Class
        NOT APPLICABLE

Item 6: Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        NOT APPLICABLE

Item 8: Identification and Classification of Members of the Group
        See Exhibit A attached.

Item 9: Notice of Dissolution of Group
        NOT APPLICABLE

Schedule 13G                                      Page 9 of 11 Pages


Item 10: Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2024

STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY

STATE FARM LIFE INSURANCE COMPANY

STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY

STATE FARM FIRE AND CASUALTY COMPANY

STATE FARM INVESTMENT MANAGEMENT CORP.

STATE FARM INSURANCE COMPANIES EMPLOYEE RETIREMENT TRUST



     /s/ Joseph P. Young                    /s/ Joseph P. Young
_____________________________         _______________________________
Joseph P. Young, Fiduciary of         Joseph P. Young, Vice President
      each of the above                   of each of the above

Schedule 13G                                      Page 10 of 11 Pages

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company ("State Farm Mutual") which might be deemed to constitute a "group" with regard to the ownership of shares reported herein.

State Farm Mutual, an Illinois-domiciled insurance company, is the parent company of multiple wholly-owned insurance company subsidiaries, including
State Farm Life Insurance Company, State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company. State Farm Mutual is also the indirect parent company of State Farm Investment Management Corp. ("SFMIC"), which is a wholly-owned subsidiary of State Farm Life Insurance Company.
SFIMC is a registered investment advisor under the Investment Advisors Act of 1940 and serves as investment advisor to Advisers Investment Trust, a Delaware Statutory Trust that is a registered investment company under the Investment Company Act of 1940. State Farm Mutual also sponsors a qualified retirement plan for the benefit of its employees, which plan is named the State Farm Insurance Companies Employee Retirement Trust.

As part of its corporate structure, State Farm Mutual has established a
Finance and Investment Committee of its Board of Directors and each of the other insurance companies included in this report has established an Investment
Committee of its respective Board of Directors.   Each of the foregoing board
committees oversees the investment and management of such company's assets.
The Pension Investment Committee of the State Farm Insurance Companies Employee Retirement Trust performs a similar role in overseeing the investment and management of the trust's assets.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of "group".

Schedule 13G                                      Page 11 of 11 Pages

                                                                      Number of
                                                                    Shares based
                                                Classification      on Proceeds
Name                                             Under Item 3         of Sale
____                                            ______________      ____________

State Farm Mutual Automobile Insurance Company        IC        7,074,497 shares
State Farm Life Insurance Company                     IC          248,116 shares
State Farm Life and Accident Assurance Company        IC            2,158 shares
State Farm Fire and Casualty Company                  IC        1,713,796 shares
State Farm Investment Management Corp.                IA        1,059,700 shares
State Farm Insurance Companies Employee
    Retirement Trust                                  EP        3,356,013 shares
                                                              ------------------
                                                               13,454,280 shares